

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
Tony W. Wolfe
President and Chief Executive Officer
Peoples Bancorp of North Carolina, Inc.
518 West C Street
Newton, North Carolina 28658

Re: **Peoples Bancorp of North Carolina, Inc.**
        Registration Statement on Form S-1
        Filed May 15, 2012
        File No. 333-181347

Dear Mr. Wolfe:

We have monitored your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Revise the cover page to price the preferred and the warrant as they have no market and therefore cannot be offered at the market price. In addition, revise to also price the underlying common stock. Make appropriate changes to the Underwriting section. **r**

2. Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

Summary
Securities Being Offered, page 4

3. Revise to provide full summary disclosure of the material terms of the offering with appropriately captioned subheadings that highlight such information in a reader friendly format. Refer to Rule 421(b) and (d) of Regulation C of the Securities Act (§230.421 of this chapter) for a description of plain English disclosure.

4. Revise to add a new section entitled "Redemption" and indicate therein whether the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

5. Revise under a new section entitled "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added.

6. Revise to disclose whether the Company is current on the Preferred dividends or disclose the aggregate and per share deferred amounts.

Risk Factors
Risks Related to the Preferred Shares, page 6

7. Please revise to add a risk factor regarding the Company's ability to pay dividends on the Preferred and disclose the general conditions under which dividends will be allowed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel